UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number 001-36487

Abengoa Yield plc
(Exact name of Registrant as Specified in its Charter)
(doing business as Atlantica Yield)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Yield reports 2015 Financial Results

•	Revenue for the full year 2015 reached $790.9 million, more than double that achieved in the previous year.

•	Further Adjusted EBITDA including unconsolidated affiliates increased by 107% year-on-year to $636.5 million in 2015, compared with $308.0 million in 2014.

•	Very strong cash available for distribution of $178.5 million in the year, meeting our guidance.

•	While the business performance is strong, the Board of Directors decided that it is prudent to postpone the decision regarding Q4 2015 dividend until Q2 2016.

Financial Results 2015

February 29th, 2016 – Atlantica Yield (“ABY”), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, closed 2015 delivering very solid operating results, confirming the trend of previous quarters. Revenues amounted to $790.9 million, representing a 118% increase year-on-year and Further Adjusted EBITDA including unconsolidated affiliates (“FA EBITDA”) reached $636.5 million, a 107% increase compared to 2014. In the fourth quarter of 2015, cash available for distribution amounted to $36.8 million, representing a 30% increase versus the same quarter of the previous year. With this, our cash available for distribution in the full year reached $178.5 million, meeting our announced guidance.

2015 Highlights

	Year ended December 31,
(in thousands of U.S. dollars)	2015	2014
Revenue	790,881	362,693
Further Adjusted EBITDA incl. unconsolidated affiliates[1]	636,510	308,023
CAFD	178,496	56,528

Key Performance Indicators

	As of and for the year ended December 31,
	2015	2014
Renewable energy
MW in operation[2]	1,441	891
GWh produced	2,536	902

Conventional power
MW in operation[2]	300	300
GWh produced	2,465	2,474
Electric availability[3] (%)	101.7%	101.9%

Electric transmission lines
Miles in operation	1,099	1,018
Availability[3] (%)	99.9%	100.0%

Water
Capacity (Mft3/day)[2]	10.5	-
Availability[3] (%)	101.5%	-

[1]	Further Adjusted EBITDA includes the dividend from our preferred equity investment in Brazil and our share in EBITDA of unconsolidated affiliates (see reconciliation on page 12).
[2]	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
[3]	Availability refers to actual availability divided by contracted availability.

Segment Results

(in thousands of U.S. dollars)	Year ended December 31,
	2015	2014
Revenue by Geography
North America	$328,139	$195,508
South America	112,480	83,592
EMEA	350,262	83,593
Total revenue	$790,881	$362,693

(in thousands of U.S. dollars)	Year ended December 31,
	2015	2014
Further Adjusted EBITDA incl. unconsolidated affiliates by Geography
North America	$279,559	$175,398
South America	110,905	77,188
EMEA	246,046	55,437
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$636,510	$308,023

(in thousands of U.S. dollars)	Year ended December 31,
	2015	2014
Revenue by business sector
Renewable energy	$543,012	$170,673
Conventional power	138,717	118,765
Electric transmission lines	86,393	73,255
Water	22,759	-
Total revenue	$790,881	$362,693

(in thousands of U.S. dollars)	Year ended December 31,
	2015	2014
Further Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$417,157	$137,820
Conventional power	107,671	101,896
Electric transmission lines	89,047	68,307
Water	22,635	-
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$636,510	$308,023

2015 has been very important in terms of growth and the successful integration of our acquisitions. Growth has been particularly important in our Renewable energy segment, where we reached 1,441 MW of installed capacity. We produced 2,536 GWh of clean electricity during the year, which is nearly three times the 2014 production.

Performance in our renewable energy assets has been mixed in 2015, with assets such as Mojave and our Spanish plants performing at or above expectations, while Solana, our wind assets in South America and Kaxu should improve in 2016.

In our Renewable energy segment, Mojave achieved outstanding operating results during its first year of operation in 2015 and we expect this asset to maintain this solid operating momentum in order to reach its run rate in 2016. Solana, only in its second year of operating is expected to improve its performance in 2016, due to a number of initiatives implemented at the end of 2015 and the first part of 2016. Actually, these initiatives are already showing some significant improvements in the beginning of 2016. Solar assets in Spain have outperformed expectations, reflecting a very solid operating performance. Kaxu started its operations in early 2015 and is still going through its ramp up phase, however, it has already shown an improvement in 2016. Wind assets in Uruguay have shown a stable operating performance, in line with expectations, although the lower wind resource in the first half of the year resulted into a lower generation than forecasted.

Our availability-based assets have all delivered very good availability levels. Our Conventional power generating facility in Mexico, ACT, exceeded another year its contractual targets regarding electricity and thermal generation. In our Transmission line and Water segments our assets have either comfortably achieved or exceeded forecasted availability levels.

Net Income was negatively affected by a one-time non-cash impairment of our preferred equity investment in Brazil amounting to $210.4 million. Without considering this effect, Profit attributable to the company would have amounted to $1.4 million in the full year 2015.

Liquidity and Debt

As of December 31, 2015, consolidated cash and cash equivalents amounted to $514.7 million, of which $45.5 million was cash available at the Atlantica Yield corporate level. In addition, short-term financial investments at the project level amounted to $77.1 million. As a result, total liquidity including short-term financial investments amounted to $591.8 million as of December 31, 2015.

Net project debt and net corporate debt amounted to $5,001.4 million and $619.0 million, respectively, as of December 31, 2015. Net corporate debt / CAFD pre-corporate debt service ratio remains below our internal target of 3x.

Guidance

We have revised expectations for the year 2016 to reflect:

•	the existing uncertainty on the dividend from our preferred equity investment in Brazil;

•	potential one time delays in distributions in 2016 expected from certain assets due to the current situation of our current sponsor; and

•	expected operating performance as well as incremental expenses related to the process of separation from our current sponsor.

As a result, we expect CAFD for the year 2016 to be in the range of $170 million to $200 million and dividend per share to be in the range of $1.45 to $1.80 per share.

In addition, we are initiating guidance on FA EBITDA, with an expected FA EBITDA for 2016 in the range of $750 million to $800 million.

We expect 2016 to be a transition year and as such we do not expect 2016 to be representative of our run-rate, as some of the reasons which caused the lower guidance are one time events.

Dividend

Taking into consideration the above mentioned uncertainties derived from the current situation of our sponsor, the Board of Directors is taking a prudent approach and has decided to postpone the decision on the dividend corresponding to the fourth quarter of 2015, until the second quarter of 2016.

Strategic Objectives for 2016

Santiago Seage, Managing Director of Atlantica Yield said: “Atlantica Yield is facing a challenging moment, mainly due to the situation of our sponsor. In this context, we are very satisfied with the performance of our portfolio in 2015 including our latest acquisitions. Operating results for the year have been strong and we have met our CAFD guidance for the year. In 2016, we will continue to focus on operational excellence and on achieving further autonomy from our current sponsor. With this, we are confident that we will be able to show the value of our portfolio and grow again.”

Details of the Results Presentation Conference

Atlantica Yield’s Managing Director, Santiago Seage, and its CFO, Francisco Martinez-Davis, will hold a conference call today, February 29, at 4:30 pm EST.

In order to access the conference call participants should dial: +1 855 402 7761 (U.S.) / +44 (0) 2031 474 609 (U.K.). A live webcast of the conference call will be available on Atlantica Yield's website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

Forward-Looking Statements

This news release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions, changes in government expenditure budgets, challenges in making acquisitions, changes in public support of renewable energy, weather conditions, legal challenges to regulations, changes to subsidies and incentives that support renewable energy sources, government regulations, the volatility of energy and fuel prices, counterparty credit risk, failure of customers to perform under contracts, our ability to enter into new contracts as existing contracts expire, reliance on third-party contractors and suppliers, failure of newly constructed assets to perform as expected, failure to receive dividends from assets, changes in our tax position, unanticipated outages at our generation facilities, the condition of capital markets generally and for yieldcos in particular our ability to access capital markets, adverse results in current and future litigation, developments at Abengoa, S.A. and our ability to maintain and grow our quarterly dividends. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Atlantica Yield’s future results included in Atlantica Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Atlantica Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended December 31,		For the year ended December 31,
	2015	2014	2015	2014
Revenue	$214,967	$93,380	$790,881	$362,693
Other operating income	14,081	10,721	68,857	79,913
Raw materials and consumables used	(8,883)	(2,762)	(23,243)	(9,462)
Employee benefit expenses	(2,971)	198	(5,848)	(1,664)
Depreciation, amortization, and impairment charges	(77,309)	(38,599)	(261,301)	(125,480)
Other operating expenses	(71,790)	(24,539)	(224,828)	(132,657)
Operating profit/(loss)	$68,095	$38,399	$344,518	$173,343
Financial income	( )	1,711	3,464	4,911
Financial expense	(99,069)	(58,627)	(333,921)	(210,252)
Net exchange differences	2,565	(1,354)	3,852	2,054
Other financial income/(expense), net[3]	(205,891)	3,420	(200,153)	5,861
Financial expense, net	$(302,394)	$(54,850)	$(526,758)	$(197,426)
Share of profit/(loss) of associates carried under the equity method	3,214	(167)	7,844	(769)
Profit/(loss) before income tax	$(231,085)	$(16,618)	$(174,396)	$(24,852)
Income tax	(1,381)	(288)	(23,790)	(4,413)
Profit/(loss) for the period	$(232,466)	$(16,906)	$(198,186)	$(29,265)
Loss/(profit) attributable to non-controlling interests	(1,734)	(866)	(10,819)	(2,347)
Profit/(loss) for the period attributable to the Company[4]	$(234,200)	$(17,772)	$(209,005)	$(31,612)

Less: Predecessor Loss prior to Initial Public Offering on June 13, 2014			-	(28,233)
Net profit attributable to the Company subsequent to Initial Public Offering				(3,379)

Weighted average number of ordinary shares outstanding (thousands)	100,217	80,000	92,795	80,000
Basic earnings per share attributable to the Company (U.S. dollar per share)	$(2.34)	$(0.22)	$(2.25)	$(0.04)

[3]	Includes non-cash impact of the impairment of our preferred equity investment in Brazil amounting to $210.4 million
[4]	Without considering the impact of the impairment of our preferred equity investment in Brazil, Profit attributable to the Company would have amounted to $1.4 million profit.

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of December 31, 2015	As of December 31, 2014

Non-current assets
Contracted concessional assets	$9,300,897	$6,725,178
Investments carried under the equity method	56,181	5,711
Financial investments	93,791	373,561
Deferred tax assets	191,314	124,210
Total non-current assets	$9,642,183	$7,228,660
Current assets
Inventories	14,913	22,068
Clients and other receivables	197,308	129,696
Financial investments	221,358	229,417
Cash and cash equivalents	514,712	354,154
Total current assets	$948,291	$735,335
Total assets	$10,590,474	$7,963,995

Equity and liabilities	As of December 31,	As of December 31,
	2015	2014
Equity attributable to the Company
Share capital	$10,022	$8,000
Parent company reserves	2,313,855	1,790,135
Other reserves	24,831	(15,539)
Accumulated currency translation differences	(109,582)	(28,963)
Retained Earnings	(356,524)	(2,031)
Non-controlling interest	140,899	88,029
Total equity	$2,023,501	$1,839,631
Non-current liabilities
Long-term corporate debt	661,341	376,160
Long-term project debt	3,574,464	3,491,877
Grants and other liabilities	1,646,748	1,367,601
Related parties	126,860	77,961
Derivative liabilities	385,095	168,931
Deferred tax liabilities	79,654	60,818
Total non-current liabilities	$6,474,162	$5,543,348
Current liabilities
Short-term corporate debt	3,153	2,255
Short-term project debt	1,896,205	331,189
Trade payables and other current liabilities	104,404	126,576
Related parties	73,813	104,556
Income and other tax payables	15,236	16,440
Total current liabilities	$2,092,811	$581,016
Total equity and liabilities	$10,590,474	$7,963,995

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended December 31,		For the year ended December 31,
	2015	2014	2015	2014
Profit/(loss) for the period	$(232,466)	$(16,906)	$(198,186)	$(29,265)
Financial expense and non-monetary adjustments	360,040	85,392	734,845	290,549
Profit for the period adjusted by financial expense and non-monetary adjustments	$127,574	$68,486	$536,659	$261,284

Variations in working capital	66,378	45,029	73,061	(67,991)
Net interest and income tax paid	(131,760)	(67,886)	(310,235)	(149,685)
Net cash provided by/(used in) operating activities	$62,192	$45,629	$299,485	$43,608

Investment in contracted concessional assets	(6,210)	24,977	(106,007)	(56,960)
Other non-current assets/liabilities	2,274	(63,580)	10,131	(65,863)
Acquisitions of subsidiaries	(76,831)	(222,345)	(833,974)	(222,345)
Net cash used in investing activities	$(80,767)	$(260,948)	$(929,850)	$(345,168)

Net cash provided by/(used in) financing activities	$(117,511)	$305,238	$810,931	$304,441

Net increase/(decrease) in cash and cash equivalents	$(136,086)	$89,919	$180,566	$2,881
Cash and cash equivalents at beginning of the period	662,508	265,106	354,154	357,664
Translation differences in cash or cash equivalent	(11,710)	(871)	(20,008)	(6,391)
Cash and cash equivalents at end of the period	$514,712	$354,154	$514,712	$354,154

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the parent company

(in thousands of U.S. dollars)	Year ended December 31,
	2015	2014
Profit/(loss) for the period attributable to the Company	$(209,005)	$(31,612)
Profit attributable to non-controlling interest	10,819	2,347
Income tax	23,790	4,413
Share of loss/(profit) of associates carried under the equity method	(7,844)	769
Financial expense, net	526,758	197,426
Operating profit	$344,518	$173,343
Depreciation, amortization, and impairment charges	261,301	125,480
Dividend from exchangeable preferred equity investment in ACBH	18,400	9,200
Further Adjusted EBITDA	$624,219	$308,023
Atlantica Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	12,291	-
Further Adjusted EBITDA including unconsolidated affiliates	$636,510	$308,023

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to net cash provided by/ (used) in operating activities

(in thousands of U.S. dollars)	For the year ended December 31,
	2015	2014
Further Adjusted EBITDA including unconsolidated affiliates	$636,510	$308,023
Atlantica Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	(12,291)	-
Further Adjusted EBITDA	$624,219	$308,023
Net interest and income tax paid	(310,235)	(149,685)
Variations in working capital	73,061	(67,991)
Other non-cash adjustments and other	(87,560)	(46,739)
Net cash provided by/(used in) operating activities	$299,485	$43,608

Cash Available For Distribution Reconciliation (Historical)

(in thousands of U.S. dollars)	Three months ended December 31, 2015	Year ended December 31, 2015
Further Adjusted EBITDA including unconsolidated affiliates	$153,075	$636,510
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	(3,071)	(12,291)
Dividends from unconsolidated affiliates	254	4,417
Non-monetary items	(24,993)	(91,410)
Interest and income tax paid	(131,759)	(310,234)
Principal amortization of indebtedness	(86,153)	(175,389)
Deposits into/ withdrawals from debt service accounts	(183)	(16,837)
Change in available cash at project level	71,155	72,217
Changes in other assets and liabilities	58,500	71,513
Cash Available For Distribution	$36,825	$178,496

Cash Available For Distribution Reconciliation (Guidance)

(in millions of U.S. dollars)	2016
Further Adjusted EBITDA including unconsolidated affiliates	750 - 800
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	(10)
Dividends from unconsolidated affiliates	5
Non-monetary items	(65)-(75)
Interest and income tax paid	(314)
Principal amortization of indebtedness	(183)
Changes in other assets and liabilities and change in available cash at project level	(13)-(23)
Cash Available For Distribution	170 - 200

About Atlantica Yield

Atlantica Yield is the corporate brand for Abengoa Yield plc, a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

Chief Financial Officer	Investor Relations & Communication
Leire Perez
Francisco Martinez-Davis	E ir@atlanticayield.com
E ir@atlanticayield.com	T +44 20 3547 8055

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2016

ABENGOA YIELD PLC
/s/ Santiago Seage
Name:	Santiago Seage
Title:	Managing Director